Exhibit 12.1

Texas Gas Transmission, LLC

Ratio of Earnings to Fixed Charges

	1998	1999	2000	2001	2002	Pre Acq 1/1/2003- 5/16/2003	Post Acq 5/17/2003- 6/30/2003
Income before income taxes	74,379	86,050	85,667	75,615	92,746	56,861	4,819
Rental expense	(206)	308	287	286	300	9	3
Interest expense	21,887	20,511	20,455	22,230	21,419	7,631	2,875

Total earnings	96,060	106,869	106,409	98,131	114,465	64,501	7,697

Fixed charges:
Interest expense	21,887	20,511	20,455	22,230	21,419	7,631	2,875
Rental expense	(206)	308	287	286	300	9	3

Total fixed charges	21,681	20,819	20,742	22,516	21,719	7,640	2,878

Ratio of earnings to fixed charges	4.43	5.13	5.13	4.36	5.27	8.44	2.67

TGT Pipeline, LLC

Ratio of Earnings to Fixed Charges

Post Acq 5/17/2003- 6/30/2003
Income before income taxes	3,472
Rental expense	3
Interest expense	3,769

Total earnings	7,244

Fixed charges:
Interest expense	3,769
Rental expense	3

Total fixed charges	3,772

Ratio of earnings to fixed charges	1.92